December 29, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (419) 828-6827

Mr. Bob Bates, Chief Financial Officer
Inova Technology, Inc. (formerly Edgetech Services Inc.)
233 Wilshire Boulevard, Suite 400
Santa Monica, CA   90401

RE: Inova Technology, Inc. (formerly Edgetech Services Inc.)
File No. 0-27397

Dear Mr. Bates:

We have reviewed your response letter submitted on December 1, 2008 and have the following comments.

Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please amend your Forms 10-QSB for the periods ended 7/31/06, 10/31/06, 1/31/07 as follows:
   - Revise the financial statements for the interim periods 7/31/05, 10/31/05 and 1/31/06 to reflect amortization expense of customer list and uncompensated management fee expense. Based on your disclosure it appears that amortization expense of customer list approximates $10,000 per month beginning June 1, 2005 (date of the merger), and uncompensated management fee expense approximates $15,000 per month.
   - Revise the financial statements for the 3 months and 9 months ended 1/31/07 to reflect the appropriate amount of uncompensated management fee expense based on the above monthly amount.

- Revise the financial statements for the interim periods 7/31/06, 10/31/06 and 1/31/07 to reflect amortization expense of customer list based on the above monthly amount.
- Revise the balance sheets as of 4/30/06 included in the referenced Forms 10-QSB so that they reflect the above restatements.

2. Please amend your 2007 Form 10-KSB as follows:
   - Revise the 2006 and 2007 financial statements to reflect the appropriate amount of uncompensated management fee expense based on the above monthly amount.
   - Revise the 2006 financial statements to reflect the appropriate amount of amortization expense of customer list based on the above monthly amount beginning June 1, 2005 (date of the merger).
   - Please include 2006 and 2007 statements of stockholders' equity that reflect the above restatements.

3. Please amend your Forms 10-QSB for the periods ended 7/31/07, 10/31/07 and 1/31/08 as follows:
   - Revise the financial statements for the interim periods 7/31/06, 10/31/06 and 1/31/07 so that they reflect the restatements described in above comment one.
   - Revise the financial statements for the interim periods 7/31/07, 10/31/07 and 1/31/08 to reflect uncompensated management fee expense based on the above monthly amount or explain to us why it is not applicable to these interim periods.
   - Revise the financial statements for the interim periods 7/31/07, 10/31/07 and 1/31/08 to reflect amortization expense of customer list based on the above monthly amount.
   - Revise the balance sheets as of 4/30/07 included in the referenced Forms 10-QSB so that they reflect the restatements described in above comment two.

4. Please amend your 2008 Form 10-KSB/A as follows:
   - Revise the 2007 financial statements so that they reflect the restatements described in above comment two.
   - Revise the 2008 financial statements to reflect uncompensated management fee expense based on the above monthly amount or explain to us why it is not applicable to year ended 4/30/08.
   - Revise the 2007 and 2008 statements of stockholders' equity, including the opening balance (i.e., April 30, 2006), so that they reflect the restatements of the 2006, 2007 and 2008 financial statements requested in the above comments.

5. Please amend your Forms 10-QSB for the periods ended 7/31/08 and 10/31/08 as follows:

- Revise the financial statements for the interim periods 7/31/07 and 10/31/07 so that they reflect the restatements described in above comment three.
- Revise the financial statements for the interim periods 7/31/08 and 10/31/08 to reflect uncompensated management fee expense based on the above monthly amount or explain to us why it is not applicable to these interim periods.
- Revise the financial statements for the interim periods 7/31/08 and 10/31/08 to reflect amortization expense of customer list based on the above monthly amount. Based on your disclosure it appears that customer list would be fully amortized by the end May 2008.
- Revise the balance sheets as of 4/30/08 included in the referenced Forms 10-QSB so that they reflect the restatements described in above comment four.

6. For each report referenced above, show us the note that you will include that fully complies with the disclosure requirements of paragraph 26 of SFAS 154, including any per-share amounts affected. In the interest of clarity, present the disclosure in the notes in columnar format showing the as originally reported amount, the restated amount, and the effect of change.

7. Please revise the description of the error relating to the reverse merger accounting included in the 7/31/06 and 10/31/06 financial statements to make them consistent with the disclosure included in the 4/30/08 financial statements.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please indicate the name of the company in the response letter, the date of your response, sign it and identify it as a response to staff comments. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3498 if you have any questions,

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant